Symbols: LVH .TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH. Berlin Stock Exchange

Las Vegas From Home.com Entertainment Inc. delivers second consecutive profitable quarter.

REVENUES for the Three Month Period ended June 30, 2005 up by 849% over the same period in 2004.

Vancouver, British Columbia, August 10, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company” or ‘Las Vegas” or “LVFH”) is pleased to announce its unaudited financial results for the three and six month periods ended June 30, 2005.

All financial figures are in Canadian dollars.

•	Q2 2005 revenues are up by 849% over the same period last year;

•	Q2 2005 revenues are up by 28.7% over Q1 2005 with continuing momentum and growth carrying over into Q3 2005.

“I am pleased to report another quarter of growth and profitability” states Jake Kalpakian, President and CEO of Las Vegas, “Our second quarter and year to date results are consistent with our financial objectives for the year. We are continuing to focus on profitability now that our Cyprus office is staffed with 28 employees and fully operational. Had it not been for the start-up costs of our Cyprus office and its related costs, the Company’s profitability for the quarter would have been even greater. During the period we posted a net gain of $385,773 however, excluding some costs and gains that we experienced in Q2 2005 which will likely not be incurred in the future, our net gain for the period would have been $503,032”.

— —

Financial Highlights	Three months ended		Six months ended
(in Cdn Dollars $)	June 30		June 30
	2005	2004	2005	2004
Revenues	$2,684,624	$282,979	$4,769,935	$559,758

Net gain/(loss) for period	$385,773	$(862,178)	$750,102	$(1,327,112)

Weighted average gain/(loss) per common share	$0.005	$(0.02)	$0.01	$(0.02)

— —
Highlights include:-

•	Quarterly revenue for the three month period ended June 30, 2005 up by 849% over the same period in 2004, from $282,979 to $2,684,624 and earnings of $385,773 or $0.005 per share (weighted average) as compared to a loss of $862,178 or $(0.02) per share (weighted average).

•	Quarterly revenue up by 28.7% over Q1 2005 from $2,085,311 to $2,684,624

•	Second consecutive profitable quarter

•	Expanded customer base

•	Total assets of $6,032,989 for the six month period ended June 30, 3005 as compared to $1,038,078 in the same period of 2004

•	Successfully closed the “Bought Deal” Offering for gross proceeds $8,115,575

•	Established a fully functional office staffed with 28 employees in Cyprus

•	Increased the Company’s profile in the financial community

Three month period ended June 30, 2005 Financial Results vs the three month period ended June 30, 2004 (Revenues up by 849%)

During the three month period ended June 30, 2005, the Company had a net gain of $385,773 or $0.005 per share as compared to a net loss of $(862,178) or $(0.02) per share in the same three month period of 2004. Total revenues have significantly increased to $2,684,624 (2004: $282,979) mainly due to a substantial increase in revenue generated from the Company’s Gaming Software in the amount of $2,676,154 (2004: $281,334). Operating costs have increased to $2,396,233 as compared to $712,487 for the same period in 2004. Costs relating to Advertising and promotion, Amortization, Consulting and professional fees, Salaries and benefits, Transaction fees, Office expenses and Regulatory and transfer agent fees contributed mainly to the increase in operating costs.

Three month period ended June 30, 2005 Financial Results vs three month period ended March 31, 2005 (Revenues up by 28.7%).

For the three month period ended June 30, 2005, (the “Second Quarter”), the Company recorded revenue of $2,676,154 as compared to $2,084,056 for the period ended March 31, 2005 (the “First Quarter”), reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software. Interest income was $8,470 during the Second Quarter as compared to $1,255 during the First Quarter, reflecting an increase in cash balances in the bank. The gain before other items was $288,391 during the Second Quarter as compared to a gain of $364,329 for the First Quarter due to an increase in operating expenses from $1,720,928 in the First Quarter (which did not include stock based compensation expense of $104,641 for the First Quarter) to $2,396,233 in the Second Quarter (which includes the First Quarter stock based compensation expense and $45,393 stock based compensation expense for the Second Quarter). The increase in the operating expenses during the Second Quarter from the immediately preceding First Quarter reflects an increase in the level of the Company’s activities. Items which contributed to the increase in operating expenses during the Second Quarter were Advertising and promotion expenses of $1,006,807 (First Quarter: $746,969), Amortization of $72,861 (First Quarter: $65,336), Commission fees of $24,710 (First Quarter: $Nil), Consulting and professional fees of $145,109 (First Quarter: $90,127), Office expenses of $108,324 (First Quarter: $44,816), Regulatory and transfer agent fees of $23,411 (First Quarter: $2,098), Rent of $97,829 (First Quarter: $78,625), Salaries and benefits expenses of $469,089 (First Quarter: $334,252), Shareholder communication of $10,383 (First Quarter: $250), Software licensing fees of $16,552 (First Quarter: $Nil), Telephone expense of $16,936 (First Quarter: $9,377), Transaction fees of $205,824 (First Quarter: $176,288) and Travel, meals and entertainment expenses of $107,733 (First Quarter: $81,722).

The Net Gain during the Second Quarter was $385,773 as compared to a Net Gain of $364,329 during the First Quarter. The increase in the Net Gain from the immediately preceding quarter is due to the Company realizing a gain of $97,382 on the settlement of debt.

The weighted average number of shares during the Second Quarter was 77,925,844 as compared to 77,406,344 during the First Quarter. The weighted average gain per common share was $0.005 during the Second Quarter as compared to $0.005 during the First Quarter.

Six month period ended June 30, 2005 vs six month period ended June 30, 2004 (Revenues up by 752%).

For the six month period ended June 30, 2005, the Company recorded revenue of $4,760,210 as compared to $558,010 for the same period in 2004, reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software. Interest income was $9,725 as compared to $1,748 during the same period in 2004, reflecting an increase in cash balances in the bank. The gain before other items was $652,720 compared to a loss of $(887,887) for the same period in 2004 even though the total expenses of the Company increased to $4,117,215 reflecting an increase in the level of the Company’s activities as compared to $1,447,645 for the same period in 2004. Items which contributed to an increase in operating expenses during the six month period ended June 30, 2005, were Advertising and promotion expenses of $1,753,776 (2004: $218,511), Amortization of $138,197 (2004: $49,792), Commission fees of $24,710 (2004: $Nil), Donations of $25,000 (2004: $Nil), Consulting and professional fees of $235,236 (2004: $98,250), Legal, accounting and audit fees of $63,661 (2004: $11,171); Office expenses of $153,140 (2004: $64,672), Regulatory and transfer agent fees of $25,509 (2004: $6,627), Rent of $176,454 (2004: $111,572), Salaries and benefits expenses of $803,341 (2004: $618,318), Shareholder communication expenses of $10,633 (2004: $5,097), Software licensing fees of $16,552 (2004: $Nil), Telephone expense of $26,313 [2004: ($17,756)], Travel, meals and entertainment expenses of $189,455 (2004: $71,742), and Transaction fees of $382,112 (2004: $20,222). For the six month period ended June 30, 2005, the Company recognized the sum of $150,034 as stock based compensation expense.

Outlook

Industry indications are strong that the growth trend in the internet gaming sector, in particular for poker and other multiplayer games, shall continue to enjoy solid growth.

The Company’s main objective is to expand the marketing of its core product. Management strongly believes it has a solid marketing plan that can increase traffic and revenue through proven marketing medians and is conducting an aggressive marketing campaign. Management is of the opinion that with the continuation of such an aggressive marketing campaign, there is a good possibility that the Company shall increase its market share and thus advance to the next level of the Company’s growth.

In addition to the Company’s ongoing marketing campaigns to the general public, the Company intends to make use of its significant database of players by intensely offering attractive incentives to this readily available resource. It is anticipated that this readily available pool of players shall further increase the Company’s revenues.

Furthermore, the Company is experiencing a strong interest by online Sports books and Casinos to license its software. In particular, presently there is a niche market for small to medium sized operators to offer online poker games to their customers which the Company is well positioned to provide. This recent interest is being enjoyed by the Company as a direct result of the growing “critical mass” within the Action Poker Network which is just recently being recognized by potential licensees. In this regard, Management expects that during the year, the Company shall be able to increase the number of its licensees, thus contributing more meaningful revenues for the Company.

Moreover, the Company has launched its Online Casino and although the Company has virtually not yet marketed this new product, early results indicate that the Company’s Online Casino is being well received by the players and it is anticipated that, in time, the Company’s Online Casino will favorably contribute towards the Company’s revenues.

As of the date of this news release, the Company is experiencing the continuation of a positive increase in revenues over Q2 2005, which Management expects will be reflected in the Company’s Q3 2005 results. With the Company’s wholly owned subsidiary in Cyprus now fully operational and staffed, and taking into consideration the Company’s current revenues, Management expects Q3 2005 to continue with solid growth and profitability.

2005 Second Quarter Analyst call

A conference call is scheduled for 5:00 pm (Eastern: Toronto Time) or 2:00 pm (Pacific: Vancouver Time) on Wednesday, August 10, 2005. Interested parties should call.

Conference Call:

Date:	Wed. August 10, 2005

Time:	5:00 pm (Toronto time) or 2:00 pm (Vancouver time)

Local/Intl dial in number:	(416) 640-3406

Toll Free – North America:	1 (866) 848-5070

To participate in the call, please dial (416) 640-3406 or 1-(866) 848-5070 five to ten minutes prior to the 5:00 pm start of the teleconference call. After today’s conference call, a recording will be made available for replay on August 11, 2005 at noon (Toronto time), up until midnight (Toronto time), August 17th, 2005. To listen to the replay, please dial (402) 220-7737 or 1-888-562-2819, and enter pass code 8075551. After August 15, 2005, you may access the audio recording by visiting www.lvfh.com and clicking on Investor Information.

LVFH Forward Looking Statement Disclaimer

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filing with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

Consolidated Interim Financial Statements for the six month periods ended June 30, 2005 and 2004 (unaudited – Prepared by Management)

These interim financial statements have not been reviewed by the Company’s Auditor.

All financial figures are expressed in Canadian dollars.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Consolidated Balance Sheets
June 30, 2005 and December 31, 2004
(Canadian Dollars)
(Unaudited – Prepared by Management)

	June 30	December 31
	2005	2004
	(unaudited)	(audited)
ASSETS
Current
Cash & term deposits	$2,371,078	$-
Marketable securities (note 5)	383	383
Accounts receivable	1,219,569	1,203,471
Prepaids & security deposits	16,002	102,899

	3,607,032	1,306,753
Due from related parties (note 10(c))	630,800	371,347
Equipment & Software Development (note 6)	1,795,157	904,747

	$6,032,989	$2,582,847

LIABILITIES
Current
Bank indebtedness	$—	$20,717
Accounts payable & accrued liabilities	1,541,655	1,361,239
Due to related parties (note 10(b))	—	8,525
Other obligations (note 7)	—	516,008
Obligation under capital lease (note 8)	19,904	19,904

	1,561,559	1,926,393
Obligation under capital lease (note 8)	13,560	23,190

	1,575,119	1,949,583

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock (note 9)	19,090,101	17,299,101
Subscription received	1,883,470	750,000
Contributed Surplus (note 9 (e))	2,601,332	2,451,298
Deficit	(19,117,033)	(19,867,135)

	4,457,870	633,264

Total Liabilities & Stockholders’ Equity	$6,032,989	$2,582,847

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Consolidated Statements of Operations and Deficit
Six Months Ended June 30
(Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Months Ended					Six Months Ended
		June 30				June 30
	2005		2004		2005	2004
	(unaudited)			(unaudited)	(unaudited)	(unaudited)
Revenues	$2,676,154		$	281,334	$4,760,210	$ 558,010
Interest	8,470			1,645	9,725	1,748

	2,684,624			282,979	4,769,935	559,758

Expenses
Advertising and promotion	1,006,807			120,265	1,753,776	218,511
Amortization	72,861			27,679	138,197	49,792
Bank, interest and foreign exchange charges	753			3,936	3,126	9,550
Commission fees	24,710			—	24,710	—
Consulting and professional fees	145,109			19,175	235,236	98,250
Donations	15,000			—	25,000	—
Legal, accounting and audit	29,912			8,043	63,661	11,171
Management fees	45,000			45,000	90,000	90,000
Office	108,324			29,487	153,140	64,672
Net revenue sharing	—			87,277	—	87,277
Regulatory and transfer	23,411			4,650	25,509	6,627
Rent	97,829			54,473	176,454	111,572
Salaries and benefits	469,089			309,319	803,341	618,318
Shareholder communication	10,383			4,713	10,633	5,097
Software licensing fees	16,552			—	16,552	—
Technical consulting	—			—	—	2,600
Telephone	16,936			(24,524)	26,313	(17,756)
Transaction fees	205,824			4,257	382,112	20,222
Travel, meals and entertainment	107,733			18,737	189,455	71,742
	2,396,233			712,487	4,117,215	1,447,645

Gain/(loss) before other items	288,391			(429,508)	652,720	(887,887)
Other items
Purchase and Termination of net revenue sharing Agreement	—			(381,501)	—	(381,501)
Write down of marketable securities	—			(47,369)	—	(53,924)
Gain on settlement of debt	97,382			—	97,382	—
Write off demand loan	—			(3,800)	—	(3,800)

	97,382			(428,870)	97,382	(439,225)

Net gain/(loss) for period	385,773			(862,178)	750,102	(1,327,112)
Deficit, beginning of period	(19,502,806)			(14,688,482)	(19,867,135)	(14,223,548)

Deficit, end of period	(19,117,033)			(15,550,660)	(19,117,033)	(15,550,660)

Weighted average number of shares	77,925,844			55,882,902	77,925,844	55,882,902

Weighted average gain/(loss) per common share	0.005			(0.02)	0.01	(0.02)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Consolidated Statements of Cash Flows
Six Months Ended June 30
(Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Months ended			Six months ended
		June 30		June 30
	2005	2004		2005	2004
(unaudited)		(unaudited)		(unaudited)	(unaudited)
Cash provided by (used for)
Operations
Net gain/(loss)	$385,773	$(862,178)	$	750,102	$(1,327,112)
Items not affecting cash
Amortization	72,861	27,679		138,197	49,792
Capitalization of deferred amortization	3,737	—		7,677	—
Foreign exchange	7,377	—		—	—
Stock-based compensation	150,034	—		150,034	—

	619,782	(834,499)		1,046,010	(1,277,320)

Changes in non-cash working capital:
Receivables	279,719	107,498		(16,098)	(37,028)
Prepaids	(732)	(1,952)		86,897	68,639
Receivable from related party	(132,636)	658,605		(259,453)	35,818
Payables and accruals	260,919	280,576		180,416	316,331
Payable to related parties	(11,494)	13,661		(8,525)	5,680

	395,776	1,058,388		(16,763)	389,440

	1,015,558	223,889		1,029,247	(887,880)

Financing
Issuance of common shares for cash	888,280	62,727		1,791,000	1,368,202
Capital subscriptions	683,470	—		1,133,470	—
Repayment of capital lease	(4,935)	(3,453)		(9,630)	(6,124)
Other obligations	(210,350)	—		(516,008)	—

	1,356,465	59,274		2,398,832	1,362,078

Investing
Equipment	(541,960)	(94,304)		(565,927)	(112,573)
Marketable securities	—	85,519		—	(61,230)
Additions to software development	(235,236)	—		(470,357)	—

	(777,196)	(8,785)		(1,036,284)	(173,803)

Increase in cash and cash equivalents	1,594,827	274,378		2,391,795	300,395
Cash and cash equivalents, beginning of period	776,251	26,017		(20,717)	—

Cash and cash equivalents, end of period	2,371,078	300,395		2,371,078	300,395

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

LVFH is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com . The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes,” “plans,” “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.